STATEMENT OF FINANCIAL CONDITION

Lincoln Financial Securities Corporation
Year Ended December 31, 2020
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14609

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lincoln Financial Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 South Clinton Street

(No. and Street)

Fort Wayne	IN	46802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl R. Pawsat   (336) 691-3486

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

2005 Market Street, Suite 700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, Carl R. Pawsat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Securities Corporation, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI C KNIBB
Notary Public, North Carolina
Guilford County
My Commission Expires
7/2/2023

[Signature]
Signature

AVP, Financial and Operations Principal
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Securities Corporation

Statement of Financial Condition
(in thousands)

Year Ended December 31, 2020

Contents



Ernst & Young LLP
One Commerce Square
2005 Market Street
Suite 700
Philadelphia, PA 19103

Tel: 1.215.448.5000
Fax: 1.215.448.4069
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
Lincoln Financial Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lincoln Financial Securities Corporation (the Company) as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since at least 2001, but we are unable to determine the specific year.
February 25, 2021

Lincoln Financial Securities Corporation

Statement of Financial Condition
(in thousands)

		Year Ended December 31, 2020
Assets		
Cash and invested cash	$	23,396
Commissions and fees receivable from third parties		5,431
Commissions and fees receivable from affiliates		362
Due from affiliates		65
Deferred tax asset		760
Other assets		9,456
Net property and equipment (accumulated depreciation: 2020 - $2,653)		434
Total assets	$	39,904
Liabilities and stockholder's equity		
Liabilities:		
Payable to vendors	$	267
Due to affiliates		383
Accrued commissions		4,069
Accrued compensation and benefits		599
Other liabilities		7,886
Total liabilities		13,204
Stockholder's equity:		
Common stock – $1 par value; 100,000 shares authorized; 50,000 shares issued and outstanding		50
Additional paid-in capital		41,730
Accumulated deficit		(15,080)
Total stockholder's equity		26,700
Total liabilities and stockholder's equity	$	39,904

See accompanying notes.

Notes to the Statement of Financial Condition
(in thousands)

December 31, 2020

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards

Nature of Operations

Lincoln Financial Securities Corporation ("LFS" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer and investment advisor engaged principally in the distribution of securities, including certain mutual funds, variable insurance products and equity and fixed income securities, and the provision of fee-based investment advisory services. LFS is licensed to engage in broker-dealer and investment advisor activity throughout the United States. LFS is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

Basis of Presentation

The accompanying financial statements are prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which are summarized below, significantly affect the determination of financial position, results of operations and cash flows. Additionally, uncertainties, including those associated with the COVID-19 pandemic, may impact our estimates and the determination of financial condition, results of operations and cash flows.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

The Company operates in one reportable segment given the similarities of all the products and services provided.

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the statement of financial condition. Those estimates are inherently subject to change and actual results could differ from those estimates.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Cash and Invested Cash

Cash and invested cash is carried at cost, which approximates fair value, and includes all highly liquid investments purchased with an original maturity of three months or less. Pursuant to the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), we categorized cash and invested cash in Level 1 of the fair value hierarchy. Cash and invested cash included $22,303 of securities which were subject to regulatory haircuts for purposes of the computation of net capital.

Revenue from Contracts with Customers

The associated accounts receivables are included in the commissions and fees receivable from third parties and affiliates on the Statement of Financial Condition.

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFS. Pursuant to an intercompany tax-sharing agreement with LNC, LFS provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFS will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 3 for additional information.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Other Assets and Other Liabilities related to AdviceNext^{SM}

The Company entered into an agreement with our clearing provider to launch *AdviceNext^{SM}*, an integrated offering that optimizes the delivery of the firm's practice resources, tools and technology to advisors.

The agreement provided business development credits that were received by the Company from the clearing provider upon achievement of certain time or performance milestones, as specified in the contract. The business development credits were recorded as deferred revenue. The current balance of $5,012 is included in other liabilities on the Statement of Financial Condition. These credits are being recognized over the contract period. Additionally, the launch of *AdviceNext^{SM}* resulted in incremental and identifiable costs directly related to the acquisition of the agreement with the clearing provider. These costs were capitalized and are amortized over the contract period in other general and administrative expenses on the Statement of Income. The current balance of $5,732 is net of accumulated amortization and is included in other assets on the Statement of Financial Condition.

Property and Equipment

Property and equipment owned for Company use is carried at cost less allowances for depreciation.

Deferred Compensation

Certain LFS employees and agents participate in a deferred compensation plan sponsored by LNC and administered by LNL. LFS is allocated certain expenses related to the plan by LNC. LFS reports the associated liability in accrued compensation and benefits on the Statement of Financial Condition.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Loans to Registered Representatives

LFS has a program that offers forgivable and non-forgivable loans to attract top-producing representatives to join the sales network. Our loan portfolio primarily consists of forgivable loans. For such loans, if the producers can generate gross dealer concessions ("GDC") in excess of a contracted amount, LFS will advance the representative a specified dollar amount that will be forgiven over the life of the loan (typically three to seven years). The executed contract for each loan stipulates annual GDC requirements that must be met in order for that year's proportion of the loan to be waived. Alternatively, if at the end of the contract period, the cumulative GDC production is equal to or in excess of the aggregate contract requirement, the entire balance of the loan will be waived. For the non-forgivable loans, appropriate reserves are recorded. LFS reported loan receivables, net of amortization, of $3,117 as of December 31, 2020, in other assets on the Statement of Financial Condition.

Going Concern

LFS operates at a loss, but management believes that its continued existence is not threatened due to adequate levels of operating and regulatory capital. Additionally, LFS provides important retail distribution for its parent's products. LNC has the ability to provide additional capital if needed and has shown the willingness to make such capital infusions into LFS. Management believes that additional capital will be invested in LFS if needed.

Lincoln Financial Securities Corporation

Notes to the Statement of Financial Condition (continued)

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Adoption of New Accounting Standards

The following table provides a description of our adoption of new Accounting Standards Updates ("ASUs") issued by the FASB and the impact of the adoption on our statement of financial condition. ASUs not listed below were assessed and determined to be either not applicable or insignificant in presentation or amount.

Standard	Description	Effective Date	Effect on Statement of Financial Condition or Other Significant Matters
ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"), Measurement of Credit Losses on Financial Instruments and related amendments	These amendments adopt a new model in ASC Topic 326 to measure and recognize credit losses for most financial assets. The ASU requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected over the life of the asset using a credit loss allowance. Changes in the allowance are charged to earnings. The measurement of expected credit losses is based on relevant information about past events, including historical experience, as well as current economic conditions and reasonable and supportable forecasts that affect the collectability of the financial asset. The method used to measure estimated credit losses for fixed maturity AFS securities will be unchanged from current GAAP; however, the amendments require credit losses to be recognized through an allowance rather than as a reduction to the amortized cost of those securities. The amendments permit entities to recognize improvements in credit loss estimates on fixed maturity AFS securities by reducing the allowance account immediately through earnings. The amendments are adopted through a cumulative effect adjustment to the beginning balance of retained earnings as of the first reporting period in which the amendments are effective. Early adoption was permitted for annual periods beginning after December 15, 2018, and interim periods therein.	January 1, 2020	The adoption of this guidance did not have a material impact on our Statement of Financial Condition.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Standard	Description	Effective Date	Effect on Statement of Financial Condition or Other Significant Matters
ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging and Topic 825, Financial Instruments	These amendments clarify the measurement, recognition and presentation of the allowance for credit losses on accrued interest receivable balances; the inclusion of recoveries when estimating the allowance for credit losses; the inclusion of all ASC Topic 944 – *Financial Services – Insurance* reinsurance recoverables within the scope of ASC 326-20; and provide additional targeted clarifications on the calculation of the allowance for credit losses. These amendments also make targeted clarifications to ASC Topics 815 and 825. Early adoption was permitted.	January 1, 2020	Our adoption of ASU 2016-13 and related amendments is discussed in the description section of ASU 2016-13 . The adoption of the remainder of this guidance did not have a material impact on our Statement of Financial Condition.
ASU 2019-05, Financial Instruments – Credit Losses (Topic 326): Targeted Transition Relief	The amendments provide entities that have certain instruments within the scope of Subtopic 326-20, *Financial Instruments – Credit Losses – Measured at Amortized Cost*, with an option to irrevocably elect the fair value option in Subtopic 825-10, *Financial Instruments – Overall*, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of ASC Topic 326.	January 1, 2020	The adoption of this guidance did not have a material impact on our Statement of Financial Condition.

2. Revenues from Contracts with Customers

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

During 2020 LFS did not record any new assets on the Statement of Financial Condition related to costs to obtain or fulfill a contract with a customer.

Lincoln Financial Securities Corporation

Notes to the Statement of Financial Condition (continued)

3. Income Taxes

The income tax asset (liability) was as follows:

	December 31, 2020
Federal income tax asset (liability):	
Current	$ 41
Deferred	585
Total federal income tax asset (liability)	626
State income tax asset (liability):	
Current	510
Deferred	175
Total state income tax asset (liability)	685
Total current income tax asset (liability)	551
Total deferred income tax asset (liability)	760
Total income tax asset (liability)	$ 1,311

Significant components of our deferred tax assets and liabilities were as follows:

	December 31, 2020
Deferred tax assets	
Planner loans	$ 731
Accrued liabilities	96
SIT	175
Total deferred tax assets	$ 1,002
Deferred tax liabilities	
Deferred costs/revenue	151
Other	91
Total deferred tax liabilities	242
Net deferred tax asset (liability)	$ 760

3. Income Taxes (continued)

Current federal income taxes receivable is included in due from affiliates on the Statement of Financial Condition. Current state income taxes receivable is included in other assets on the Statement of Financial Condition.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2020, the Company concluded that it was more likely than not that its gross deferred tax assets will reduce taxes payable in future years; therefore, no valuation allowance was necessary.

The LNC consolidated group is subject to examination by U.S. federal, state, local and non-U.S. income authorities. With few exceptions for limited scope review, the Company is no longer subject to U.S. federal examinations for years before 2017. In the first quarter 2021 the Internal Revenue Service (IRS) commenced an examination of the Company's refund claims for 2014 and 2015 that is anticipated to be completed by the end of 2021.

We recognize interest and penalties accrued, if any, related to unrecognized tax benefits as a component of tax expense. For the year ended December 31, 2020, we recognized interest and penalty expense (benefit) related to uncertain tax positions of zero. There was no accrued interest and penalty expense related to the unrecognized tax benefits as of December 31, 2020.

There are no uncertain tax positions related to the Company in the current year.

4. Agreements and Transactions With Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements, LFS has entered into various cost-sharing agreements with affiliates. Additionally, costs are allocated to LFS by certain affiliates under common LNC control for corporate and administrative services and for certain securities-related and product-specific expenses pursuant to Master Services Agreements. Costs include, but are not limited to, expenses related to broker-dealer management and operations, home and field office, human resource administration, print and distribution, legal services, compliance, administrative expenses, information technology, and communication services.

Licenses and fees, professional and legal expenses and office expenses were reported in other general and administrative expenses in the Statement of Income.

Due from affiliates and due to affiliates reported on the Statement of Financial Condition relate to the intercompany expense sharing and tax agreements.

During 2020 LFS received an $8,000 capital contribution from affiliates.

Notes to the Statement of Financial Condition (continued)

5. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC") and FINRA, regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws and laws governing the activities of broker-dealers and registered investment advisers.

LFS is involved in various pending or threatened legal or regulatory proceedings arising from the conduct of business both in the ordinary course and otherwise. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding verdicts obtained in the jurisdiction for similar matters. This variability in pleadings, together with our actual experiences in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2020. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFS's financial condition.

Lincoln Financial Securities Corporation

Notes to the Statement of Financial Condition (continued)

5. Contingencies (continued)

For some matters, the Company is able to estimate a reasonably possible range of loss. For such matters in which a loss is probable, an accrual has been made. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. For other matters, we are not currently able to estimate the reasonably possible loss or range of loss. We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, we review relevant information with respect to litigation contingencies and update our accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

6. Net Capital Requirements

LFS operates under the alternative standard provisions of the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the minimum net capital to be the greater of $250 or 2% of aggregate debit items computed in accordance with the SEC Customer Protection Rule (Rule 15c3-3) reserve requirements.

	December 31, 2020
Minimum net capital requirement	$ 250
Net capital	14,232
Excess net capital	$ 13,982

7. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the statement of financial condition was issued.